Exhibit 99.3

ABN 82 010 975 612 PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624 www.progen-pharma.com

Shareholder Support for Progen Board

•                  Current board of Progen supported by a majority of shareholders

•                  All of Progen’s current directors maintain their board position

•                  None of the resolutions put forward by the minority shareholder group were successful

Brisbane, Australia, 9 January 2009: Progen Pharmaceuticals Limited (“Progen”, ASX:PGL; NASDAQ:PGLA) today announced the results of the requisitioned general meeting which confirmed that the current board of Progen has the support of the majority of shareholders. All of Progen’s directors have maintained their board position. All of the resolutions put forward at the requisitioned general meeting by the minority shareholder group represented by Mr Robert Moses and Ms Alison Coutts were unsuccessful.

The board of Progen thanks shareholders for their support.

The directors confirm their unanimous recommendation for the current merger with Avexa Limited (“Avexa”, ASX:AVX). The board believes that the current merger proposal with Avexa has the potential to deliver value in excess of $1.35 per share and hence is in the best interests of shareholders as a whole. Before entering into the agreement with Avexa, the board of Progen conducted extensive due diligence on Avexa including obtaining advice from two independent internationally recognized experts in the HIV field, on the commercialisation prospects of apricitabine (“ATC”).

In a few weeks shareholders will receive extensive information on the proposed merger and the advantages and risks associated with the proposed merger. Once shareholders have had the opportunity to properly consider this information, the Progen board is confident that shareholders will confirm the benefits of the merger.

Assuming the merger transaction is approved by Progen and Avexa shareholders and the Court, Progen shareholders will have the following options:

(a)          Maintain their shareholding in the merged company to be called Avexa Pharmaceuticals Limited.(1) The implied per share value of the merged group to Progen shareholders is $1.35 (based on the exchange ratio and the share price of Avexa immediately prior to transaction announcement)

(b)         Sell their shares into the buyback at a price of $1.10 per share(2)

(c)          Sell part of their shares into the buyback and maintain part of their shareholding in the merged company

Key outcomes of the merger:

•                  Creates one of Australia’s leading biotechnology companies.

•                  Brings together a diverse portfolio of assets across oncology and infectious diseases at various stages of development with both near and long term milestones and significant market potential

•                  A key near term focus will be continued development of ATC. ATC is one of only two new HIV therapies in Phase III clinical trials anywhere in the world and every HIV therapy that has commenced Phase III testing has successfully completed these trials and been approved in major markets.

•                  Week 16 data from the Phase III trial is expected to be released shortly after completion of the merger, which will provide information on the progress of the trial. This may prove to be a key value inflection point.

(1) Name change from Progen Pharmaceuticals Ltd. to Avexa Pharmaceuticals Ltd is subject to shareholder approval

(2) The share buy back is subject to a cap of $20 million. If the cap is exceeded shareholders will be scaled back on a pro-rata basis

•                  Sufficient cash expected to fund the Phase III clinical trial of ATC through to the release of week 24 data. There is recent precedent to suggest that there is potential to file a new drug application (“NDA”) based on this data

About Progen

Progen Pharmaceuticals Limited is a globally focused biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. Progen targets the multiple mechanisms of cancer across its three technology platforms, angiogenesis, epigenetics and cell proliferation. Progen has operations in Australia and the United States of America. www.progen-pharma.com

About Avexa

Avexa Limited is a Melbourne-based biotechnology company with a focus on discovery, development and commercialization of small molecules for the treatment of infectious diseases. Avexa has dedicated resources and funding for key projects including its HIV integrase program and an antibiotic program for antibiotic-resistant bacterial infections. The Company’s lead program is apricitabine (ATC), an anti-HIV drug which has successfully completed the 48 week dosing of its Phase IIb trial and is currently in Phase III trials worldwide. www.avexa.com.au

For more information:

T Justus Homburg

Chief Executive Officer

+61 7 3842 3333

AU: Investor Relations	US: Investor Relations
Sabrina Antoniou	Remy Bernarda
Blueprint Life Science Group	Blueprint Life Science Group
+ 61 2 9519 5537	+ 1 415 375 3340 x2022

This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of ATC, PI-88, PI-166, PG545, PG11047 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.